
08002292

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 12 2008
THOMSON REUTERS

FILE NO. 82- 34680 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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2008 MAY -1 P 2:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 30, 2008


Sumitomo
Corporation

Consolidated annual results FY2007 (Year ended March 31, 2008)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

3-31-08
AR/S

Sumitomo Corporation
Stock Exchange code No. 8053
(Listed on Tokyo, Osaka, Nagoya and Fukuoka Stock Exchanges)
President & CEO, Susumu Kato
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089
Kihachiro Kawaguchi, Accounting Controlling Dept. Tel.+81-3-5166-3279
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the year ended March 31, 2008.

(1) Summary (Remark) Amounts are rounded to the nearest million.

	Total trading transactions	(increase/ (decrease))	Operating income	(increase/ (decrease))	Income before income taxes and minority interests in earnings of subsidiaries	(increase/ (decrease))	Net income	(increase/ (decrease))
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2008	11,484,585	9.1	254,101	6.0	367,593	10.7	238,928	13.2
Year ended March 31, 2007	10,528,277	1.9	239,748	36.1	331,929	33.9	211,004	31.7

	Net income per share (basic)	Net income per share (diluted)	Net income ratio to shareholders' equity	Net income before income tax ratio to total assets	Operating income ratio to total trading transactions
	(yen)	(yen)	(%)	(%)	(%)
Year ended March 31, 2008	192.51	192.47	16.1	4.6	2.2
Year ended March 31, 2007	169.93	169.90	15.2	4.4	2.3

[Reference] Equity in earnings of associated companies, net (FY2007) 56,942 million yen (FY2006) 70,307 million yen

[Note] Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
As of March 31, 2008	7,571,399	1,492,742	19.7	1,194.20
As of March 31, 2007	8,430,477	1,473,128	17.5	1,192.35

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents, end of year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Year ended March 31, 2008	320,651	(299,843)	12,679	456,809
Year ended March 31, 2007	191,235	(453,120)	176,106	436,814

2. Dividends

	Cash dividends per share			Total amount of cash dividends per annum	Dividend payout ratio (Consolidated)	Dividend on shareholders' equity (Consolidated)
	Interim	Year-end	Annual			
	(yen)	(yen)	(yen)	(millions of yen)	(%)	(%)
Year ended March 31, 2007	15.00	18.00	33.00	41,240	19.4	2.9
Year ended March 31, 2008	18.00	20.00	38.00	47,499	19.7	3.2
Year ending March 31, 2009 (Plan)	19.00	19.00	38.00		19.5	

[Reference] The company has set the dividend payout ratio at around 20%, reflecting consolidated financial results. Based on the target of consolidated net income of 243 billion yen, the annual dividend will be 38 yen per share (the interim dividend will be 19 yen and the year-end dividend will be 19 yen).

3. Targets (fiscal year ending March 31, 2009)

	Total trading transactions	(increase/ (decrease))	Net income	(increase/ (decrease))	Net income per share (basic)
	(millions of yen)	(%)	(millions of yen)	(%)	(yen)
Year ending March 31, 2009	12,000,000	4.5	243,000	1.7	194.40

4. Others

(1) Increase/decrease of important subsidiaries during the fiscal year: None

(2) Changes in accounting policies and others

(i) Associated with the changes in U.S.GAAP Yes

(ii) Other changes None

Note) For further details please refer the note on page 25.

(3) Outstanding stocks (Common stocks) (shares)

(i) Outstanding stocks including treasury stock	(March 31, 2008)	1,250,602,867	(March 31, 2007)	1,250,602,867
(ii) Treasury stocks	(March 31, 2008)	607,954	(March 31, 2007)	15,118,112

Note) With regard to number of stocks used in the net income per share, please refer page 28 "Net income per share".

[Reference] Non-consolidated information

Non-consolidated results FY2007 (Year ended March 31, 2008)

(1) Summary (Remark) Amounts are rounded down to the nearest million.

	Total trading transactions	(increase/ (decrease))	Operating income	(increase/ (decrease))	Ordinary income	(increase/ (decrease))	Net income	(increase/ (decrease))
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2008	6,388,976	11.5	24,043	(2.2)	61,682	2.6	79,220	12.7
Year ended March 31, 2007	5,732,575	(10.8)	24,582	101.8	60,134	42.2	70,274	66.7

	Net income per share (basic)	Net income per share (diluted)
	(yen)	(yen)
Year ended March 31, 2008	63.71	63.69
Year ended March 31, 2007	56.23	56.22

(2) Financial position

	Total assets	Net worth (including Stock Rights)	Shareholders' equity ratio	Net worth per share
	(millions of yen)	(millions of yen)	(%)	(yen)
As of March 31, 2008	4,337,940	858,500	19.8	686.42
As of March 31, 2007	4,464,814	954,259	21.4	763.40

[Reference] Shareholders' equity (March 31, 2008) 858,024 million yen (March 31, 2007) 954,039 million yen

Caution Concerning Forward-looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

Management results

1. Operating results for the fiscal year ended March 31, 2008

Total trading transactions for the fiscal year ended March 31, 2008 amounted to 11,484.6 billion yen representing 9.1% growth from the previous year.

Gross profit increased by 76.9 billion yen to 934.5 billion yen from the previous year.

Selling, general and administrative expenses increased by 59.5 billion yen to 669.4 billion yen mainly due to the expansion of business activities at subsidiaries.

As a result, operating income increased by 14.4 billion yen to 254.1 billion yen.

Equity in earnings of associated companies decreased by 13.4 billion yen to 56.9 billion yen. Although copper business in Nusa Tenggara Mining Corporation (Batu Hijau copper & gold mine project in Indonesia) and the Americas contributed to the increase, we recognize 22.1 billion yen of hedge*[2] evaluation losses regarding the San Cristobal silver-zinc-lead mining project in Bolivia.

As a result, net income totaled 238.9 billion yen, an increase of 27.9 billion yen or representing 13.2% growth from the previous year.

---

*1 IPP : Independent Power Producer

*2 The hedge transactions are one of the conditions for the project finance and fix a part of products sales prices over 7 years. As the commodity prices have risen high after our entry into the project, we recognized evaluation losses of 22.1 billion yen, or 13.1 billion yen after tax, at the end of this period. As hedge accounting is not applicable to this transaction, these evaluation losses were recorded ahead of the production sales. Therefore, these hedge evaluation losses have no impact on long-term profitability of this project.

<Net income by segments>

Metal Products Business Unit posted 29.2 billion yen, an increase of 2.9 billion yen from the previous year. Steel service center operations and steel plates business showed strong performance.

Transportation & Construction Systems Business Unit posted 41.6 billion yen, up 14.9 billion yen. Strong performance in automobile, construction equipment mainly in Europe and ship-related businesses contributed to the increase in addition to capital gain due to merger of auto leasing operation.

Infrastructure Business Unit posted 18.9 billion yen, an increase of 2.4 billion yen, due to the strong performances in IPP * businesses mainly in Asia.

*IPP: Independent Power Producer

Media, Network & Lifestyle Retail Business Unit posted in 13.8 billion yen, an increase of 1.3 billion yen, due to Jupiter Shop Channel Co., Ltd(SC Media & Commerce Inc.), which was newly consolidated, in addition to gain from exchange of shares for business restructuring of Jupiter TV.

Chemical & Electronics Business Unit resulted in 4.7 billion yen, down 3.1 billion yen, because Cantex Inc., a manufacturer and seller of polyvinyl chloride pipes in the U.S., decreased its net income due to market downturn.

Mineral Resources & Energy Business Unit resulted 32.0 billion yen, a decrease of 1.1 billion yen. Although copper business in the Americas and Nusa Tenggara Mining Corporation contributed to the increase, we recognize 22.1 billion yen of hedge evaluation losses regarding the San Cristobal silver-zinc-lead mining project in Bolivia, which were partly offset by capital gains.

General Products & Real Estate Business Unit posted 19.5 billion yen, up 2.3 billion yen. Strong performance in condominium sales in Tokyo metropolitan area contributed to the increase.

Financial & Logistics Business Unit resulted in 5.1 billion yen, a decrease of 0.8 billion yen due to the decreased earnings in commodity trading business.

Domestic Regional Business Units and Offices posted 9.0 billion yen, up 2.0 billion yen. This was mainly due to the strong performance in the metal products trading.

Overseas Subsidiaries and Branches posted 45.6 billion yen, an increase of 2.4 billion yen due to strong performance in business in Europe and Asia.

2. Targets for the fiscal year ending March 31, 2009

The targets for the fiscal year ending March 31, 2009 are as follows:

Total trading transactions	12,000.0 billion yen
Net income	243.0 billion yen

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.
The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

3. Financial position

<Total assets, liabilities, and shareholders' equity as of March 31, 2008>

Total assets decreased by 859.1 billion yen to 7,571.4 billion yen from March 31, 2007, due to making Sumitomo Mitsui Finance & Leasing Co., Ltd., as associated company from a subsidiary and decrease of unrealized holding gains on marketable securities. On the other hand, assets increased through new consolidation of Sumitomo Mitsui Auto Service Co., Ltd. and other companies.

Interest-bearing liabilities (gross) were 3,709.7 billion yen, up 354.2 billion yen. Interest-bearing liabilities (net) were 3,247.6 billion yen, an increase of 334.3 billion yen.

Shareholders' equity amounted to 1,492.7 billion yen, improved by 19.6 billion yen, due to the increases in retained earnings. Shareholders' equity ratio was 19.7%, up 2.2 points from the end of previous year.

<Cash flows>

Net cash provided by operating activities was 320.7 billion yen as a result of strong business performances in each segment.
Net cash used in investing activities was 299.8 billion yen, mainly due to the enhancement of core businesses including the expansion of leasing business. Accordingly, free cash flow was 20.8 billion yen inflow. Net cash provided by financing activities was 12.7 billion yen.

As a result, cash and cash equivalents as of March 31, 2008 increased by 20.0 billion yen to 456.8 billion yen from March 31, 2007.

4. Dividend policy

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results.

Based on our consolidated net income target of 243.0 billion yen for fiscal year 2008, the annual dividend is planned to be 38 yen per share. Therefore, the interim dividend is 19 yen per share, half amount of the planned annual dividend.

5. Risks factors

The factors described below may conceivably materially affect investors' decisions as risks relating to us and our subsidiaries. Unless otherwise specified, information concerning the future presented herein are forecasts based on our decisions, targets, certain premises or assumptions as of the last day (March 31, 2008) of the consolidated fiscal year and may differ materially from the actual results.

RISKS RELATED TO OUR BUSINESS

The risk of our revenues and profitability fluctuating from period to period unexpectedly

Our results of operations for any quarter, half year or year are not necessarily indicative of results to be expected in future periods. Our operating results have historically been, and we expect they will continue to be, subject to quarterly, half yearly and yearly fluctuations as a result of a number of factors, including:

•changes in prevailing economic and other conditions relating to our businesses;

•variations in costs, sales prices and volume of our products and services, and the mix of products and services we offer;

•changes in customer demand and/or our supply chains, which in turn will often depend upon market conditions for the relevant products, the success of our customers' or suppliers' businesses, industry trends, and other factors;

•changes in the level of performance of our strategic investments, which in turn will affect our gains and losses on sales of such investments or may result in the write-off or impairment of such investments;

•changes in our asset prices, including equity, real estate and other assets, which in turn will affect our gains and losses on sales of such assets or may result in the write-off or impairment of such assets;

•changes in the financial and commodity markets; and

•changes in the credit quality of our customers.

As such, you should not rely on comparisons of our historical results of operations as an indication of our future performance.

The risk that we may not be able to achieve the managerial targets set forth in our medium-term business plans

As part of our efforts to strengthen our position as a leading global business enterprise, we intend to increase our profitability and our earnings base and to improve our financial strength and the efficiency and effectiveness of our operations. As part of these continuing efforts, we set and implement a medium-term business plan every two years. In the medium-term business plan, we set certain quantitative and qualitative targets and undertake efforts to achieve such targets while monitoring the status of progress. The targets are set based on the gathering and analysis of information deemed appropriate at the time of such target-setting. However, since we may not be able to always gather all the necessary information, we may not be able to achieve the targets due to changes in the operating environment and other factors.

In our business plan, we use two key management measures that we call "risk-adjusted assets" and "risk-adjusted return ratio," which are targets set for each of our industry-based business units and for our company as a whole. These targets involve a certain statistical confidence level, estimates and assumptions. Since they are different from return on assets or any other measure of performance determined in accordance with U.S. GAAP, they may not be useful to all investors in making investment decisions.

The risk that economic conditions may change adversely for our business

We undertake operations in over 70 countries, including Japan. Since we are engaged in business activities and other transactions in a broad range of industrial sectors in Japan and abroad, we are affected by not only general Japanese economic conditions but also the economic conditions of the relevant countries in which we operate and the world economy as a whole.

Moreover, economic conditions in key countries for our operations, such as the United States, Indonesia, Russia and other countries in Southeast Asia, have been adversely impacted by events such as the continued fear of future terrorist attacks and political instability. Although China has seen continuing growth, there have been increasing concerns with respect to its ability to maintain such growth. Some emerging markets in which we operate have experienced hyperinflation, currency depreciation, and liquidity crisis and may experience them again in the future.

As such, changes in economic conditions and consumer behavior in key countries for our operations, including Japan, may adversely affect our results of operations and financial condition.

Risks associated with intense competition

The markets for many of the industries in which we are involved are intensely competitive. For many of our businesses, we are involved at all levels of the supply chain and compete with companies that are engaged in certain of the same businesses as we are, but that are more concentrated in individual business segments. We also compete with other integrated trading companies in Japan which often establish and pursue similar strategic business plans as ours. Our competitors may have stronger relationships and associations with our current or potential customers, suppliers, counterparties and business partners. Our competitors may also have greater financial, technical, marketing, distribution, information, human and other resources than we do and may be stronger in certain of the market segments in which we operate.

In this intensely competitive environment, our results of operations will be adversely affected if we are unable to:

•anticipate and meet market trends to timely satisfy our customers' changing needs;

•maintain relationships with our customers and suppliers;

•maintain our global and regional network of associated companies and business partners;

•obtain financing to carry out our business plans on reasonable terms or at all; and

•adapt our cost structure to constantly changing market conditions so as to maintain our cost competitiveness.

Credit risk arising from customers and counterparties

We extend credit to our customers in the form of accounts receivable, advances, loans, guarantees and other means and therefore bear credit risk. Some of our customers are also companies in which we invest. In those cases, our potential exposure includes both credit risk and the investment exposure. We also enter into various swap and other derivative transactions largely as a part of our hedging activities and have counterparty payment risk on these contracts. If our customers or counterparties fail to meet their financial or contractual commitments to us, or if we fail to collect on our receivables, it could have a material adverse effect on our business, results of operations and financial condition.

We undertake efforts to manage credit risk by carrying out credit checks on customers based on our internal credit rating system, obtaining collateral or guarantees, and having a diversified customer base. We make allowances for doubtful receivables based on certain assumptions, estimates and assessments about the credit worthiness of our customers, the value of collateral we hold and other items.

However, such efforts may fail or be insufficient. Furthermore, these assumptions, estimates and assessments might be wrong. And if general economic conditions deteriorate, if other factors which were the basis for our assumptions, estimates and assessments change, or if we are adversely affected by other factors to an extent worse than anticipated, our actual losses could materially exceed our allowances.

Risks related to investment activities and our strategic business alliances

In connection with our corporate strategy and the development of our business opportunities, we have acquired or made investments in newly established or existing companies and intend to continue to do so in the future. And we sometimes extend credit, through such as credit sales, loans, and guaranties, to the companies in which we invest. As our business investments sometimes require the commitment of substantial capital resources, in some instances, we may be required to contribute additional funds. We may not be able to achieve the benefits we expect from such investments. In addition, since a substantial portion of our business investments is illiquid, we may not be able to exit from such investments at the time or in the manner we would like.

In order to curb such risk as much as possible, we in principle invest only in projects that meet the specified hurdle rate at inception of investment. At the same time, as for large, important projects that could have a major impact on the entire company, the Corporate Group has a restraining function on business segments through the Loan and Investment Committee, which analyzes project risks from an specialist view point and assesses whether or not to go ahead with them prior to the investment.

We sometimes enter into partnerships, joint ventures or strategic business alliances with other industry participants in a number of business segments, including with our competitors. In some cases, we cannot control the operations and the assets of the companies in which we invest nor can we make major decisions without the consent of other shareholders or participants or at all. Our business could be adversely affected in such cases or if we are unable to continue with one or more of our partnerships, joint ventures or strategic business alliances.

Fluctuations of interest rates, foreign currency exchange rates, and commodity prices

We rely on debt financing in the form of loans from financial institutions or the issuance of corporate bonds and commercial paper to finance our operations. We also often extend credit to our customers and suppliers in the form of loans, guarantees, advances and other financing means. For example, through several subsidiaries, we are engaged in motor vehicle financing and leasing businesses in Japan and other countries. Revenues and expenses and the fair price of our assets and liabilities arising from such business transactions, in some cases, are affected by interest rate fluctuations.

Foreign currency exchange rate fluctuations can affect the yen value of our investments denominated in foreign currencies as well as revenues and expenses and our foreign currency-denominated assets and liabilities arising from business transactions and investments denominated in foreign currencies. Exchange rate fluctuations can also affect the yen value of the foreign currency financial statements of our foreign subsidiaries. Although we attempt to reduce such interest rate fluctuations and foreign currency exchange risks, primarily by using various derivative instruments, we are not able to fully insulate ourselves from the effects of interest rate fluctuations and exchange rate fluctuations.

As a major participant in the global commodities markets, we trade in a variety of commodities, including mineral, metal, chemical, energy and agricultural products and invest in natural resource development projects. As such, we may be adversely affected by the fluctuations in the prices of the relevant commodities. Although we attempt to reduce our exposure to price volatility by hedge-selling commodities, matching the quantity and timing of buying and selling, and utilizing derivative instruments for hedging purposes, we are not able to fully insulate ourselves from the effects of commodity price movements.

Risks related to declines in Japanese real estate market or impairment loss on fixed assets, etc.

Our real estate business involves developing, renting and managing of and providing services to office buildings and commercial and residential properties in Japan, especially in the Tokyo and Osaka metropolitan areas. If the real estate market in Japan deteriorates, our results of operations and financial condition could be materially adversely affected.

Also, if land prices and rental values decline, we may be forced to write down the value of our properties as well as the value of land and buildings held for lease and land held for development. Not only real estate but also our property holdings are exposed to impairment risk. As such, our business, operating results and financial condition could be adversely affected.

Risks related to continued volatility of equity markets in Japan and elsewhere

A significant portion of our investments consists of marketable equity securities, particularly those of Japanese issuers. Our results of operation and financial conditions may be adversely affected if the Japanese equity market declines in the future because we would incur impairment losses for equity securities.

Risks regarding uncertainty about pension expenses

Declines in the Japanese and foreign stock market would reduce the value of our pension plan assets, and could necessitate additional funding of the plan by us and an increase in pension expenses. This could adversely affect our results of operations and financial condition.

Concentration of risk exposure in specific fields

Some parts of our operations and businesses are concentrated in a few particular markets, entities, and regions. As a result, if these operations and businesses do not perform as we expect or if the economic conditions in these markets and regions deteriorate unexpectedly, it could have a disproportionately negative effect on our businesses and results of operations. For example, we are involved in a large copper and gold mine project, a large power plant project, the automobile lease and finance business, liquefied natural gas projects and other business activities in Indonesia. As such, risk exposure is concentrated there.

Risks stemming from restrictions on access to liquidity and capital

We rely on debt financing in the form of loans from financial institutions or the issuance of corporate bonds and commercial paper etc. to finance our operations. If financial markets are in turmoil and financial institutions reduce their lendings to us and there is a significant downgrade of our credit ratings by one or more credit rating agencies, we may not be able to access funds when we need them on acceptable terms, our access to debt capital markets may become more restricted or the cost of financing our operations through indebtedness may increase. This could adversely affect our results of operations and financial condition.

Risks regarding laws and regulations

Our operations are subject to extensive laws and regulations covering a wide range of fields in Japan and many other countries. These laws and regulations govern, among other things, tariffs and other taxation, repatriation of profits, business and investment approvals, import and export activities (including restrictions based on national security interests), antitrust and competition, commercial activities, currency exchange, distributor protection, consumer protection and environmental protection. In some of the countries in which we operate, our operations may subject us to additional or future relevant laws and regulations. Also particularly in developing countries with relatively nascent legal systems, our burden of compliance may further increase due to factors such as the lack of laws and regulations, unexpected interpretations of existing laws and regulations and changing practices of regulatory, judicial and administrative bodies. Failure to comply with current or future laws and regulations could lead to penalties and fines against us and restrictions in our operations or damage to our reputation. If that occurs, our business, results of operations and financial condition could be materially adversely affected.

Risks related to legal actions, etc.

We are party to a number of legal actions and other disputes in Japan and abroad. In performing our business, lawsuits arising incidentally and claims that do not develop into lawsuits may be brought against us.

Due to the inherent uncertainty of litigation, it is not possible to predict the ultimate outcome of the actions in which we are involved at this time. There can be no assurance that we will prevail in any action or that we will not be materially adversely affected by such action in the future.

Risks regarding internal control over executives and employees and regarding management of our information and communications systems

Due to our size, as well as the diversity and geographic breadth of our activities, our day-to-day operations are necessarily decentralized. The nature of our operations requires extensive internal controls and management oversight to ensure compliance by our employees with applicable laws and regulations and our internal policies. There can be no assurance that we will succeed in preventing misconduct by our employees or that such misconduct, if it should occur, will be detected and remedied by our internal control and compliance systems. Employee misconduct could have a material adverse effect on our results of operations, expose us to legal and financial risks and compromise our reputation.

We are dependent on the proper functioning of our information and communications systems to maintain our global operations. System malfunction may result in disruptions of our operations.

There is no assurance that our risk management systems will effectively minimize various types of risks in our operations to appropriate levels.

Our extensive and diverse businesses expose us to various types of risks. We conduct our business through industry-based business units and regional operations, domestic and overseas. At the same time, we are expanding our business activities into new areas. Accordingly, in addition to the risks and uncertainties that we face as a whole as an integrated trading company, each of our industry-based business units and regional operations may be subject to risks inherent in or relating to each industry, market and/or geographic focus.

Our existing risk management systems, which consist of various elements from risk measurement methodology and information system to internal rule and organization structure, may not work satisfactorily with respect to various risks. Furthermore, we may have no experience or only limited experience with the risks relating to our new business activities, products and services.

In such cases, our new business activities, products and services may require the introduction of more complex management systems and additional management resources, such as human resources.

Moreover, a shortage of management resources, such as human resources, may lead to a restriction of business operation.

The Group's business operations

Sumitomo Corporation Group is engaged in wide range of business activities on a global basis. We own business foundation consisting of trust, global network, global relations and intellectual capital. and advanced functions in business development, logistic solutions, financial services, IT solutions, risk management and intelligence gathering and analysis. Through integrating these elements, we provide a diverse array of values to our customers.

We conduct the business through eight industry-based business segments and two sets of regional operations (domestic and overseas) that correspond to the operating segments.

Products and business activities, and principal subsidiaries and associated companies by operating segment are as follows;

Operating segment	Products and business activities / Principal subsidiaries and associated companies
Metal Products	Domestic sales, international trading and processing of iron & steel and nonferrous metal products. Other related businesses.
	Sumisho Metalex Corporation (S) / Sumisho Tekko Hanbai Co., Ltd. (S) / Eryngium Limited (S) / Asian Steel Company Ltd. (S)
Transportation & Construction Systems	Domestic sales and international trading of ships, aircraft, railroad transportation systems, automobiles, construction machinery and related equipment and parts. Other related businesses.
	Sumitomo Mitsui Auto Service Co., Ltd. (S) / KIRIU Corporation (S) / P.T. Oto Multiartha (S) / Oshima Shipbuilding Co., Ltd. (A)
Infrastructure	Promotion of social infrastructure businesses such as electric power, water, and harbor, telecommunication business, eco and energy-saving business, and industrial infrastructure business such as industrial equipments.
	Sumisho Machinery Trade Corporation (S) / Sumitomo Shoji Machinex Co., Ltd. (S)
	Perennial Power Holdings Inc. (S) / MobiCom Corporation (A)
Media , Network & Lifestyle Retail	Promotion of businesses such as media including cable TV operation and visual content, IT solution service, telecommunication and network related, TV shopping, food supermarket, and brand.
	Sumisho Computer Systems Corporation (S) (T) / SC Media & Commerce Inc. (S)
	Summit, Inc. (S) / Jupiter Telecommunications Co., Ltd. (J)
Chemical & Electronics	Domestic sales, international trading and development of products related to plastics, organic chemicals, inorganic chemicals, alkalis, industrial performance materials, electronics devices, mounted printed-circuit board, new highly value-added materials, medicals, bio-pharmaceuticals, agricultural chemicals, pet supplies, and antibiotics. Other related businesses.
	Sumitomo Shoji Chemicals Co., Ltd. (S) / Sumitronics Corporation (S) / The Hartz Mountain Corporation (S) / Cantex Inc. (S)
Mineral Resources & Energy	Development and international trading of coal, iron ore, steel making raw materials, nonferrous raw materials, LNG (liquefied natural gas), petroleum, and semi-manufactured goods and finished products relating to petroleum, LPG (liquefied petroleum gas), batteries and carbon products. Promoting other related businesses.
	Nusa Tenggara Mining Corporation (S) / Sumisho Coal Australia Pty. Ltd. (S)
	SC Minerals America, Inc. (S) / LNG Japan Corporation (A)
General Products & Real Estate	Domestic sales and international trading of raw materials and products such as food & foodstuffs, fertilizers and materials and supplies such as cement, lumber, woodchip, pulp, and tires. Promotion of real estate businesses such as office building rentals, condominiums sales, and commercial complex management.
	Shinko Sugar Co., Ltd. (S) (J) / Sumifru Corporation (S) / SEVEN INDUSTRIES Co., Ltd. (S) (T) / TBC Corporation (S)
Financial & Logistics	Finance businesses, private equity investments and commodities and derivative businesses. Providing logistics services, insurance services and overseas industrial park businesses.
	Bluewell Corporation (S) / Sumisho Global Logistics Co., Ltd. (S)
	Sumisho Capital Management Co. (S) / Thang Long Industrial Park Corporation (S)
Domestic Regional Business Units and Offices	Various businesses at key locations in Japan.
	Sumisho Montblanc Co., Ltd. (S) / Sumitomo Shoji Machinex Kansai Co., Ltd. (S) / Nippon Katan Co., Ltd. (S)
Overseas Subsidiaries and Branches	Various businesses at key locations in the world.
	Sumitomo Corporation of America (S) / Sumitomo Corporation Europe Holding Ltd. (S)
	Sumitomo Corporation Asia Pte. Ltd. (S) / Total 9 subsidiaries in China (S)
Corporate	Sumitomo Mitsui Finance & Leasing Co., Ltd. (A)

(Notes)

1. The number of our consolidated subsidiaries: 601 (Domestic: 177, Overseas: 424),
   The number of our associated companies (equity method): 232 (Domestic: 60, Overseas: 172)
2. We have reorganized our business units from nine to eight from April 1, 2007. Accordingly, operating segments have been also changed from fiscal year 2007.
3. (S) stands for subsidiaries, and (A) for associated companies.
   Jupiter Telecommunications is a subsidiary of our associated company, LGI/Sumisho Super Media, LLC.
4. The companies mentioned above include listed companies at; Tokyo Stock Exchange etc. (marked (T)), JASDAQ (marked (J)).
5. On October 1, 2007, Sumisho Auto Leasing Corporation and SMBC Auto Leasing Co., Ltd. merged and changed its name to Sumitomo Mitsui Auto Service Co., Ltd.
6. On July 2, 2007, we implemented incorporation-type demerger under which Jupiter TV (JTV) was the spin-off company and the new company, Jupiter TV (JTV1), was the successor company. On the same day, JTV changed its name to SC Media & Commerce Inc., and we made it our wholly-owned subsidiary.
7. On April 1, 2008, we established Sumitomo Corporation Asia Pte. Ltd. as a head office company for the Asian region in Singapore by merging the existed Sumitomo Corporation (Singapore) Pte. Ltd. with the Office of the Regional General Manager for Southeast & Southwest Asia.
8. On October 1, 2007, Sumisho Lease Co., Ltd. and SMBC Leasing Co., Ltd. merged and changed its name to Sumitomo Mitsui Finance & Leasing Co., Ltd.

Management policy

1. Medium-term management strategies and business activity etc. during the period.

● Overview and progress of the medium-term management plan, the GG Plan

In the period under review (fiscal 2007), Sumitomo Corporation launched its new medium-term (two-year) management plan, the GG Plan.[1] Our basic policy under this plan is to pursue further improvement of quality heading for a new stage of growth, and we have adopted two qualitative goals: (1) to establish a truly solid earnings base through the rigorous strengthening and expansion of our core businesses and (2) to improve management quality in pursuit of sustained growth. In addition, we have set the quantitative targets of achieving a risk-adjusted return ratio[2] of 15% or more and of earning a consolidated net income of ¥235 billion in both fiscal 2007 and fiscal 2008, for a 2 year total of ¥470 billion. In the first year of the plan, we reached our goals smoothly with a consolidated net income of ¥238.9 billion. In fiscal 2008 we expect to earn a consolidated net income of ¥243 billion.

● Actions taken to implement the GG Plan

During fiscal 2007 we strove to improve quality on a globally consolidated basis in four areas: earnings base, operations, group management and human resources and workstyles. We put into execution measures to foster new businesses that may serve as pillars of earnings in the future, strengthened our efforts to expand locally sourced businesses and provided company-wide support for the growth of core businesses. We also undertook rigorous and thorough selection and concentration of operations. Specific steps include the reorganization of our business units, reducing the number from 9 to 8, upgrading of our integrated monitoring process to promote the enhancement of each of our businesses and tightening our criteria for investment. In addition, we worked on further improving our management quality with measures including the improvement of our asset efficiency on a globally consolidated basis, strengthening of internal controls and the promotion of work-life balance.

At the same time, we restructured our strategic businesses across a broad range of fields. To cite some specific examples, we set forward joint businesses in leasing and auto leasing with the Sumitomo Mitsui Financial Group, Inc. Effective October 1, 2007, we implemented mergers between SMBC Leasing Company Limited and Sumisho Lease Co., Ltd., and between Sumisho Auto Leasing Corporation and

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[1] The "GG" of GG Plan refers to our aim to become a "great and growing" company, achieving both sustained growth and excellence.

[2] The "risk-adjusted return ratio" is a measure of the profitability of a business against the risks involved in it. It is calculated by dividing (a) the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period by (b) the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

SMBC Auto Leasing Company, Limited, forming Sumitomo Mitsui Finance and Leasing Company, Limited and Sumitomo Mitsui Auto Service Company, Limited, respectively. The leasing and auto leasing industries are becoming increasingly competitive, and by bringing together and fusing the two group's know-how, we will precisely respond to customer needs and build a business framework capable of providing diverse services.

The following are examples of the aggressive activities undertaken by our business units during fiscal 2007.

(i) Metal Products Business Unit

In the field of tubular products, we focused on responding to the oil and gas development market, which has been expanding as a result of the strong global demand for energy. In Brazil, we acquired an equity stake in a company established by the major French steel manufacturer Vallourec Group and Sumitomo Metal Industries, Ltd., carrying out integrated operations from blast furnace processing through production of seamless pipes. We also improved and strengthened our sales structure for these products. In addition, we acquired a controlling interest in the HOWCO Group, which is headquartered in Scotland and is the biggest company in the field of production and sales of metal parts for equipment used in oil and gas fields. By turning it into a consolidated subsidiary, we built a business framework to provide not only tubular products but also accessories and related services. In the area of automotive industry-related operations, together with the JBM Group, a major Indian auto parts maker and Japan's Nisshin Steel Co., Ltd., we established a joint venture to manufacture and sell steel tubes for automobiles in India to respond to the rapidly growing Indian market for automobiles. In the field of steel sheets, together with Japan's Fuji Heavy Industries Ltd. and China International Marine Containers (Group) Co., Ltd., China's largest manufacturer of containers and special-purpose motor vehicles, we established a company to manufacture and sell waste collection vehicles. Through this new company, we will offer high-quality vehicles with superior airtight seals to meet the anticipated growth in demand due to the strengthening of environmental protection measures in advance of the Beijing Olympics and the World Exposition 2010 in Shanghai.

(ii) Transportation & Construction Systems Business Unit

In our aircraft leasing business, we promoted the replacement of existing assets with more profitable ones and the diversification of our portfolio so as to hedge risks. We concluded an operating lease contract with Virgin America Inc. for two passenger aircrafts. We also devoted effort to developing our lease-mediating business so as to strengthen our earnings base. Working with ABX Air, Inc., of the

United States, we arranged Japan's first "wet lease"[3] of 2 cargo aircraft for All Nippon Airways Co., Ltd. This was a new business made possible by deregulation allowing foreign operators to offer wet leases to Japanese airlines for international air freight services. In our overseas railway business, together with Hyundai Rotem Company, a major South Korean manufacturer of railway cars, we received an order from Tunisia's national railway (SNCFT) to supply a fleet of 76 new-model commuter railway cars. In Tunisia and elsewhere in North Africa, countries are pursuing plans for improving their railway networks to lessen traffic congestion and to ease the burden on the environment, and we aim to win additional contracts in this region. In our automotive business, we acquired a major stake in Ace Auto Lease Corporation, which is strong in leasing to individuals, and turned it into a subsidiary of our company. Through this acquisition, we expanded our business base and are also aiming to strengthen Ace Auto Lease's complementary relationship with Sumitomo Mitsui Auto Service, created through the merger on October 1, 2007, so as to further improve the quality of our auto leasing business, which is a strategic field for us. In the construction equipment business, we expanded our earnings base in the areas of inspection, maintenance, and repairs pertaining to our sales operations by actively investing in facility and equipment in Canada, where there is strong demand in the area of resource and energy development.

(iii) Infrastructure Business Unit

In the field of electric power, we recorded strong performance in Indonesia, Vietnam and the Philippines, where economic growth has been fueling strong demand for power. We also completed construction of the Tanjung Bin coal-fired thermal power plant in Malaysia, one of the largest power plant construction projects in Southeast Asia, for which we received order in 2003. The construction period was the shortest in the world for a power plant project of this scale, and its successful completion won Sumitomo Corporation high marks for its project management know-how. In our environmental and energy-saving business, we participated in a district cooling business in the United Arab Emirates jointly with the National Central Cooling Co., a major UAE district cooling service provider, and Japan's Electric Power Development Co., Ltd. (J-Power). We hope to develop this business further in the Middle East, where rapid population growth has led to expansion in demand for district cooling and the efficiency and economy of such cooling is attracting attention. We have also continued to promote our environment-friendly power generation activities. In addition to receiving an order for GTCC[4] power generation units in Ukraine, we carried on the construction of geothermal power plants in Indonesia and New Zealand. In the strategic business field of overseas telecommunications, together with KT Corporation, South Korea's biggest integrated communications provider, we acquired equity stakes in Uzbekistan's JV East Telecom LLC, a telecommunication backbone operator,[5] and Super

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[3] A "wet lease" is a total leasing package for the supply of not just aircraft but also the crews, maintenance services and insurance coverage required to operate them.

[4] "GTCC" is short for Gas Turbine Combined-Cycle (power generation). A gas turbine generates electricity, and high-temperature exhaust from the gas turbine drives a steam turbine, again producing electricity. This configuration makes it possible to save energy and reduce emissions of carbon dioxide, thereby contributing to environmental conservation.

[5] This wireless backbone operator owns the optical fiber backbone linking the major cities in Uzbekistan. It leases lines to mobile phone companies and Internet service providers, and it offers ordinary phone and data transmission services primarily to businesses.

iMAX LLC, a wireless broadband operator. We are applying the know-how regarding the telecommunication business that we have built up in other countries to the growing market for telecommunication services in Uzbekistan.

(iv) Media, Network & Lifestyle Retail Business Unit

In our media business, as part of our strategic reorganization, we divided Jupiter TV Co., Ltd., into a TV programming and content provider business and a TV shopping business. Jupiter Telecommunications Co., Ltd., Japan's biggest cable TV company, absorbed the TV programming and content provider, becoming an integrated cable TV operator which collectively handles contents from production and acquisition to distribution. Through this absorption, we created a business framework capable of supplying attractive and high-quality contents and expanded our earnings base. As for the TV shopping business, we carried out a stock swap by which we made Jupiter Shop Channel Co., Ltd., which is the biggest company in this field, into an indirect subsidiary. We will promote our retail business on a multi-channel basis, using TV sales in addition to our existing operations through stores, the Internet and other channels. In our lifestyle retail business, we expanded our portfolio of brand related businesses with measures including the acquisition of NARACAMICIE Co., Ltd., which imports and sells luxury brand ladies' apparel from Italy. In our network business, Sumisho Computer Systems Corporation strengthened its business framework for providing integrated IT solutions and promoted various management reforms, resulting in increased profitability and solid performance.

(v) Chemical & Electronics Business Unit

In the field of emissions credit related businesses which contributes to the prevention of global warming, we promoted a project to collect methane, a greenhouse gas, from the drain water discharged from a plant of PT Budi Acid Jaya Tbk, a manufacturer of tapioca starch in Indonesia. We received United Nations registration in the form of approval as a CDM project.[6] The collected methane is used to generate electric power, thereby also reducing consumption of fossil fuels, contributing greatly to environmental conservation. In the electronics field, we expanded the territory of our electronics manufacturing services, from Asia where we had already been operating, to North America, where we launched full-fledged printed circuit board mounting operations for flat-panel televisions. In the field of life sciences, we promoted the expansion of our agricultural chemicals business base, one of our core businesses, and devoted efforts to strengthen our sales network to end users. We established an agricultural chemical sales company in Russia, making a full-scale entry into the agricultural chemicals market there, which has been expanding dramatically as a result of its economic growth. In Australia, we expanded the sales network for the products we offer by acquiring an equity stake in the agricultural chemical sales subsidiary of the major Italian agricultural chemical manufacturer, Sipcam S.p.A.

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[6] CDM is short for Clean Development Mechanism. It is a system under which developed countries implement projects to reduce greenhouse gas emissions in developing countries and can count the reductions against their own greenhouse gas reduction commitments.

(vi) Mineral Resources & Energy Business Unit

Our aggressive business activities include investing in upstream mineral resource interests, a priority field for us. In the area of nonferrous metal mine development, we went ahead regarding a large-scale project in Madagascar which comprehensively encompasses mining, processing and refining of nickel. Together with partners including Sherritt International Corporation of Canada and Korea Resources Corporation of South Korea, we reached a financing agreement with a syndicate of international lenders, including government and private-sector financial institutions and launched development construction. Production began in the silver-zinc-lead mining project in Bolivia. We have been working on this project jointly with Apex Silver Mines Limited of the United States and is one of the largest projects of its type in the world. In addition, anticipating the importance of nuclear power generation to increase in connection with concerns over global warming and the sharp rise in the price of crude oil, we joined Canada's Strathmore Minerals Corporation in conducting a feasibility study for a new uranium deposit development project in the state of New Mexico, United States. In Kazakhstan, we began test production under the uranium mining project that we are promoting together with its national nuclear power company and Japan's The Kansai Electric Power Co., Inc. We also invested additional capital in the holding company that owns the controlling rights of Assmang Limited, a South African mining company with deposits of high-quality iron ore, manganese ore and chrome ore. In the field of clean energy, we concluded a large-scale, long-term contract for the supply of silicon materials to Europe and Asia for use in solar batteries. We also invested in China's Solargiga Energy Holdings Limited, a major producer of silicon materials, and entered into a strategic partnership with this company. In the petroleum business, we reached an agreement with Petróleo Brasileiro S.A., Brazil's national petroleum company, regarding the joint operation of Nansei Sekiyu K.K., a refining company in Okinawa in which we have an equity stake. In the future, by upgrading this company's refinery facilities, we will aim to make it possible to process competitively priced Brazilian heavy crude oil and raise its capacity utilization so as to meet demand within the Okinawa prefecture and also to export to other Asian markets, where demand is running strong.

(vii) General Products & Real Estate Business Unit

In our food business, we merged Nittoh Bion Co., Ltd. and Sumisho Nosan Co., Ltd., companies manufacturing and selling fertilizers, and started operations as Summit Agri-Business Corporation in April last year. By combining the two companies' product lines and sales networks, we established a framework for meeting diverse customers' needs and achieved increased manufacturing and logistical efficiency, thereby gaining greater competitive strength. In the field of materials and supplies, we invested additional capital in OAO Terneyles, Russia's biggest integrated forestry company. Since the Russian government's decision to increase export tariffs on raw timber will effectively ban exports of the same starting in 2009, Terneyles will expand its lumber processing operations, and has already started to develop the necessary production facilities. In the field of construction and real estate, we entered into a comprehensive partnership agreement with GIC Real Estate Pte Ltd, a real estate investment corporation owned by the government of Singapore, under which we will jointly invest around ¥150 billion in commercial facilities within Japan over a period of 2 years. We are using our know-how and network to find promising targets for investment and by increasing their value through effective development, operation, and management, we aim to earn profits on a long-term basis. One such target is Mikage Classe, a large-scale commercial facility centering on a branch of the Hanshin Department Store and gathering various boutiques and specialty shops. This facility was developed as a locally based project on a site adjacent to the Hanshin Mikage Station in Kobe and opened in March this year. The high-rise condominium Mikage Tower Residence is currently under construction on a neighboring site, with units scheduled to go on sale next fiscal year. In addition, THE TOKYO TOWERS, a high-rise condominium complex that we developed in Kachidoki, Chuo-ku, Tokyo, jointly with Orix Real Estate Corporation and Tokyu Land Corporation, was completed this January. It has won high marks particularly for its central location and the convenience of its facilities including, a supermarket and a medical and dental clinic.

(viii) Financial & Logistics Business Unit

In the financial business, we acquired Gallia Plus Corporation, which provides financing through receivables-backed loans in response to the increased demand for loans to small and midsize enterprises due to the credit crunch in financial markets. The company's distinctive service is covered by a business model patent. We are steadily expanding the scale of this business by providing the company our own store of know-how in the area of credit risk assessment. We also established SCM Securities Co., Ltd., a company with securities business registrations as required in Japan to conduct sales, solicitation, and investment activities regarding financial commodities under the new Financial Instruments and Exchange Law. Through this company, we will further enhance our planning and sales abilities to provide financial commodities matching investors' needs. In the logistics business, we established an integrated automobile logistics company in China, which handles everything from auto parts to finished vehicles, including carriage within assembly plants. The company is offering high-quality services in the fast-growing Chinese auto market, drawing on the know-how we acquired through our previously established logistics companies in China. We also started to offer regularly scheduled land transportation services linking Vietnam and South China (the Huanan region). This regular service offers faster delivery than by sea, and we are working to develop demand among Japanese enterprises with dispersed operations in both countries. Also in Vietnam, sales of lots in the third-phase development zone of our Thang Long Industrial Park have been proceeding apace, and in view of the prospect for continued expansion of investment to this country, we are now developing Thang Long Industrial Park II.

● **Initiatives for Environmental Conservation**

We have actively been involved in various environment-related businesses in order to contribute to environmental conservation through our business activities. During fiscal 2007, in addition to the environment-related businesses mentioned above, we worked on the business of manufacturing wind power generation towers in the United States and on a wind power generation project in China. We also established a GHG (greenhouse gas) Reduction Projects Task Force within the company, building a framework for the strategic and efficient development of activities in this field. We received United Nations registration as CDM projects both for the methane collection project in Indonesia mentioned above and for a hydroelectric power generation project in China. We also received the requisite approval from the Japanese government to seek CDM registration for seven additional projects, including one in India to reduce greenhouse gas emissions by breaking down CFC substitutes.

● **Contributions to society**

Alongside our fundamental stance of contributing to society through sound business activities, we have continued to implement various philanthropic activities, including overseas scholarship programs to support students in other Asian countries and elsewhere and support for the activities of the Junior Philharmonic Orchestra in Japan. We also included both Japanese-language subtitles and "burned-in" audio description[7] for barrier-free screening of the films *Our Mother* and *Best Wishes for Tomorrow*, in which we invested. In addition, we contributed to the development of human resources in China and Vietnam. In China, we launched a series of sponsored lectures at Tsinghua University in Beijing on the theme of "International Economic Cooperation and Policy Studies," and in Vietnam we reached agreement with the Ministry of Education and Training on the opening of a sponsored lecture series for Vietnamese students about the "Management of a Global Corporation."

2. Management Challenges

We have positioned the GG Plan as a phase to strengthen the accomplishments of the reform process since fiscal year 1999 and to head towards a new stage of development. We will rigorously strengthen and expand our core businesses and establish a truly solid earnings base. We will improve our management quality and thoroughly firm up our footing so as to ensure sustained growth. We will continue leveraging the integrated corporate strength of the Sumitomo Corporation Group and move ahead towards the sound achievement of our goals under the GG Plan.

The social and economic environment in which we operate seems likely to continue changing rapidly. We will respond attentively and accurately to these changes. We take these changes as chances and by

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[7] Burning an audio description (narration in the intervals between the dialogue and other sounds that turns the visual content into words) into the film makes it possible to screen the film including the description in any theater without having to use a narrator or special equipment.

leveraging our integrated corporate strength to the utmost, we will tie these changes to sustained growth and development and aim to contribute broadly to society. We will raise our corporate value further by solidifying our relationship of trust with our shareholders and all of our stakeholders.

We sincerely request the ongoing support of all our shareholders.

Consolidated Balance Sheets

Sumitomo Corporation and Subsidiaries
As of March 31, 2008 and 2007

	Millions of Yen		Millions of U.S. Dollars
	March 31, 2008	March 31, 2007	March 31, 2008
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 456,809	¥ 436,814	$ 4,568
Time deposits	5,369	5,514	54
Marketable securities	19,856	17,304	199
Receivables-trade			
Notes and loans	242,312	292,630	2,423
Accounts	1,782,114	1,722,118	17,821
Associated companies	109,354	100,014	1,093
Allowance for doubtful receivables	(14,789)	(13,594)	(148)
Inventories	756,190	757,473	7,562
Deferred income taxes	39,300	39,314	393
Advance payments to suppliers	73,881	55,617	739
Assets held for sale	—	1,516,385	—
Other current assets	253,354	228,161	2,534
Total current assets	3,723,750	5,157,750	37,238
Investments and long-term receivables:			
Investments in and advances to associated companies	883,635	559,537	8,836
Other investments	655,190	833,825	6,552
Long-term receivables	832,761	706,107	8,328
Allowance for doubtful receivables	(22,099)	(28,454)	(221)
Total investments and long-term receivables	2,349,487	2,071,015	23,495
Property and equipment, at cost less accumulated depreciation	997,128	864,691	9,971
Goodwill and other intangible assets	379,405	255,526	3,794
Prepaid expenses, non-current	47,836	47,428	478
Deferred income taxes, non-current	14,228	11,632	142
Other assets	59,565	22,435	596
Total	¥ 7,571,399	¥ 8,430,477	$ 75,714

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥100=US$1.

Consolidated Balance Sheets

Sumitomo Corporation and Subsidiaries
As of March 31, 2008 and 2007

	Millions of Yen		Millions of U.S. Dollars
	March 31, 2008	March 31, 2007	March 31, 2008
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 625,106	¥ 461,931	$ 6,251
Current maturities of long-term debt	428,869	416,491	4,289
Payables-trade			
Notes and acceptances	84,610	107,865	846
Accounts	1,159,158	1,103,839	11,592
Associated companies	26,716	38,654	267
Income taxes	37,419	54,919	374
Accrued expenses	101,557	103,755	1,015
Advances from customers	107,269	79,152	1,073
Liabilities associated with assets held for sale	—	1,329,288	—
Other current liabilities	162,667	151,509	1,627
Total current liabilities	2,733,371	3,847,403	27,334
Long-term debt, less current maturities	3,011,992	2,764,352	30,120
Accrued pension and retirement benefits	14,074	9,835	141
Deferred income taxes, non-current	189,273	239,507	1,893
Minority interests	129,947	96,252	1,299
Shareholders' equity:			
Common stock	219,279	219,279	2,193
Additional paid-in capital	291,032	279,711	2,910
Retained earnings			
Appropriated for legal reserve	17,696	17,696	177
Unappropriated	943,114	755,159	9,431
	960,810	772,855	9,608
Accumulated other comprehensive income	22,845	222,290	228
Treasury stock, at cost	(1,224)	(21,007)	(12)
Total shareholders' equity	1,492,742	1,473,128	14,927
Total	¥ 7,571,399	¥ 8,430,477	$ 75,714

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥100=US$1.

Consolidated Statements of Income

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2008 and 2007

	Millions of Yen		Millions of U.S. Dollars
	March 31, 2008	March 31, 2007	March 31, 2008
Revenues:			
Sales of tangible products	¥ 3,040,712	¥ 2,495,030	$ 30,407
Sales of services and others	630,184	582,180	6,302
Total revenues	3,670,896	3,077,210	36,709
Cost:			
Cost of tangible products sold	2,551,640	2,076,591	25,517
Cost of services and others	184,714	142,930	1,847
Total cost	2,736,354	2,219,521	27,364
Gross profit	934,542	857,689	9,345
Other income (expenses):			
Selling, general and administrative expenses	(669,364)	(609,900)	(6,694)
Settlements on copper trading litigation	-	9,584	-
Provision for doubtful receivables	(11,077)	(8,041)	(111)
Impairment losses on long-lived assets	(13,545)	(9,822)	(135)
Gain on sale of property and equipment, net	3,471	2,355	35
Interest income	28,273	32,936	283
Interest expense	(71,111)	(70,022)	(711)
Dividends	15,260	14,095	153
Other than temporary impairment losses on securities	(15,996)	(2,850)	(160)
Gain on sale of marketable securities and other investments, net	110,940	47,330	1,109
Equity in earnings of associated companies, net	56,942	70,307	569
Other, net	(742)	(1,732)	(7)
Total other income (expenses)	(566,949)	(525,760)	(5,669)
Income before income taxes and minority interests in earnings of subsidiaries	367,593	331,929	3,676
Income taxes	119,772	114,843	1,198
Income before minority interests in earnings of subsidiaries	247,821	217,086	2,478
Minority interests in earnings of subsidiaries, net	(8,893)	(6,082)	(89)
Net income	¥ 238,928	¥ 211,004	$ 2,389
Total trading transactions	¥ 11,484,585	¥ 10,528,277	$ 114,846

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥100=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

Sumitomo Corporation and Subsidiaries

For the years ended March 31, 2008 and 2007

	Millions of Yen		Millions of U.S. Dollars
	March 31, 2008	March 31, 2007	March 31, 2008
Common stock:			
Balance, beginning of year	¥ 219,279	¥ 219,279	$ 2,193
Balance, end of year	¥ 219,279	¥ 219,279	$ 2,193
Additional paid-in capital:			
Balance, beginning of year	¥ 279,711	¥ 279,470	$ 2,797
Increase due to stock exchange agreement	11,190	-	112
Other, net	131	241	1
Balance, end of year	¥ 291,032	¥ 279,711	$ 2,910
Retained earnings appropriated for legal reserve:			
Balance, beginning of year	¥ 17,696	¥ 17,696	$ 177
Balance, end of year	¥ 17,696	¥ 17,696	$ 177
Unappropriated retained earnings:			
Balance, beginning of year	¥ 755,159	¥ 579,217	$ 7,552
Effect of adoption of new accounting standard	(6,099)	-	(61)
Net income	238,928	211,004	2,389
Cash dividends	(44,874)	(36,188)	(449)
Effect of the change in the reporting period of subsidiaries and associated companies and others	-	1,126	-
Balance, end of year	¥ 943,114	¥ 755,159	$ 9,431
Accumulated other comprehensive income (loss), net of tax:			
Balance, beginning of year	¥ 222,290	¥ 213,767	$ 2,223
Other comprehensive income, net of tax	(199,445)	42,329	(1,994)
Adjustment to initially apply SFAS No.158	-	(30,436)	-
Effect of the change in the reporting period of subsidiaries and associated companies	-	(3,370)	-
Balance, end of year	¥ 22,845	¥ 222,290	$ 228
Treasury stock, common stock:			
Balance, beginning of year	¥ (21,007)	¥ (5,454)	$ (210)
Increase due to Sumisho Lease becoming a subsidiary	-	(15,468)	-
Purchase of treasury stock for stock exchange agreement	(72,245)	-	(722)
Decrease due to stock exchange agreement	91,680	-	917
Other, net	348	(85)	3
Balance, end of year	¥ (1,224)	¥ (21,007)	$ (12)
Disclosure of comprehensive income (loss):			
Net income	¥ 238,928	¥ 211,004	$ 2,389
Net unrealized holding gains (losses) on securities available-for-sale	¥ (134,662)	¥ 11,925	$ (1,347)
Foreign currency translation adjustments	(56,441)	25,688	(564)
Net unrealized gains on derivatives	2,697	4,716	27
Pension liability adjustments	(11,039)	-	(110)
Other comprehensive income, net of tax	¥ (199,445)	¥ 42,329	$ (1,994)
Comprehensive income	¥ 39,483	¥ 253,333	$ 395

Note:

1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥100=US$1.

2) Effective from the year ended March 31, 2008, the Company adopted the provisions of FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes,- Interpretation of FASB Statement No.109," EITF Issue No.06-2, "Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No.43", and the balances accumulated are recorded in "Effect of adoption of new accounting standard".

Condensed Consolidated Statements of Cash Flows

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2008 and 2007

	Millions of Yen		Millions of U.S. Dollars
	2008	2007	2008
Operating activities:			
Net income	¥ 238,928	¥ 211,004	$ 2,389
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	146,624	113,278	1,466
Provision for doubtful receivables	11,077	8,041	111
Impairment losses on long-lived assets	13,545	9,822	135
Gain on sale of property and equipment, net	(3,471)	(2,355)	(35)
Other than temporary impairment losses on securities	15,996	2,850	160
Gain on sale of marketable securities and other investments, net	(110,940)	(47,330)	(1,109)
Equity in earnings of associated companies, less dividends received	(17,041)	(44,412)	(170)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:			
Increase in receivables	(3,611)	(92,375)	(36)
Increase in inventories	(41,415)	(87,503)	(414)
Increase in payables	69,990	106,887	700
Other, net	969	13,328	10
Net cash provided by operating activities	320,651	191,235	3,207
Investing activities:			
Changes in:			
Property, equipment and other assets	(432,992)	(273,860)	(4,330)
Marketable securities and investments	(28,569)	(250,157)	(286)
Loans and other receivables	162,374	63,515	1,624
Time deposits	(656)	7,382	(7)
Net cash used in investing activities	(299,843)	(453,120)	(2,999)
Free Cash Flows:	20,808	(261,885)	208
Financing activities:			
Changes in:			
Short-term debt	38,162	(28,140)	382
Long-term debt	88,894	239,974	889
Cash dividends paid	(44,874)	(36,188)	(449)
Acquisition of treasury stock, net	(70,789)	(105)	(708)
Other, net	1,286	565	13
Net cash provided by financing activities	12,679	176,106	127
Effect of exchange rate changes on cash and cash equivalents	(15,823)	4,414	(158)
Effect of the change in the reporting period of subsidiaries and associated companies	-	3,815	-
Net increase (decrease) in cash and cash equivalents included in assets held for sale	2,331	(7,636)	23
Net increase (decrease) in cash and cash equivalents	19,995	(85,186)	200
Cash and cash equivalents, beginning of period	436,814	522,000	4,368
Cash and cash equivalents, end of period	¥ 456,809	¥ 436,814	$ 4,568

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥100=US$1.

Segment Information (Condensed)

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2008 and 2007

Operating segments:

2008:

Segment	Millions of Yen			
	Gross profit	Net income	As of March 31 Segment assets	Total trading transactions
Metal Products	¥ 80,259	¥ 29,237	¥ 755,525	¥ 1,885,768
Transportation & Construction Systems	157,670	41,567	1,604,917	1,815,107
Infrastructure	40,960	18,916	478,782	351,347
Media, Network & Lifestyle Retail	168,675	13,791	675,640	589,091
Chemical & Electronics	46,019	4,670	352,770	1,099,882
Mineral Resources & Energy	47,985	31,980	760,426	2,707,705
General Products & Real Estate	121,964	19,541	742,039	876,070
Financial & Logistics	31,838	5,093	449,488	90,534
Domestic Regional Business Units and Offices	43,725	8,953	480,052	1,138,282
Overseas Subsidiaries and Branches	200,753	45,646	1,000,685	2,159,170
Segment Total	939,848	219,394	7,300,324	12,712,956
Corporate and Eliminations	(5,306)	19,534	271,075	(1,228,371)
Consolidated	¥ 934,542	¥ 238,928	¥ 7,571,399	¥ 11,484,585

2007:

Segment	Millions of Yen			
	Gross profit	Net income	As of March 31 Segment assets	Total trading transactions
Metal Products	¥ 77,624	¥ 26,331	¥ 799,211	¥ 1,756,350
Transportation & Construction Systems	134,573	26,717	1,140,692	1,751,363
Infrastructure	38,259	16,503	472,603	326,320
Media, Network & Lifestyle Retail	126,097	12,522	513,927	465,594
Chemical & Electronics	47,925	7,789	390,521	1,050,879
Mineral Resources & Energy	48,069	33,126	726,421	2,007,528
General Products & Real Estate	118,105	17,194	741,721	868,599
Financial & Logistics	29,154	5,864	430,059	170,568
Domestic Regional Business Units and Offices	41,711	6,989	508,777	1,115,767
Overseas Subsidiaries and Branches	226,436	43,208	1,035,653	2,055,666
Segment Total	887,953	196,243	6,759,585	11,568,634
Corporate and Eliminations	(30,264)	14,761	1,670,892	(1,040,357)
Consolidated	¥ 857,689	¥ 211,004	¥ 8,430,477	¥ 10,528,277

2008:

Segment	Millions of U.S.Dollars			
	Gross profit	Net income	As of March 31 Segment assets	Total trading transactions
Metal Products	$ 802	$ 292	$ 7,555	$ 18,858
Transportation & Construction Systems	1,577	416	16,049	18,151
Infrastructure	410	189	4,788	3,513
Media, Network & Lifestyle Retail	1,687	138	6,756	5,891
Chemical & Electronics	460	47	3,528	10,999
Mineral Resources & Energy	480	320	7,604	27,077
General Products & Real Estate	1,220	195	7,420	8,761
Financial & Logistics	318	51	4,495	905
Domestic Regional Business Units and Offices	437	90	4,801	11,383
Overseas Subsidiaries and Branches	2,007	456	10,007	21,592
Segment Total	9,398	2,194	73,003	127,130
Corporate and Eliminations	(53)	195	2,711	(12,284)
Consolidated	$ 9,345	$ 2,389	$ 75,714	$ 114,846

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥100=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.
3) From this fiscal year, we have changed the operating segments according to the reorganization of our Business Units on Apirl 1st, 2007. The operating segment information of the same period of the previous year have also been reclassified.

Net income per share

Sumitomo Corporation and Subsidiaries

For the years ended March 31, 2008 and 2007

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the years ended March 31, 2008 and 2007 is as follows:

	Millions of Yen		Millions of U.S. Dollars
Income (Numerator)	2008	2007	2008
Net income	¥ 238,928	¥ 211,004	$2,389

	Number of shares	
Shares (Denominator)	2008	2007
Weighted-average shares—basic	1,241,143,028	1,241,708,656
Dilutive effect of:		
Stock options	222,583	191,223
Weighted-average shares—diluted	1,241,365,611	1,241,899,879

	Yen		U.S. Dollars
	2008	2007	2008
Net income per share:			
Basic	¥ 192.51	¥ 169.93	$1.93
Diluted	¥ 192.47	¥ 169.90	$1.92

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥100=US$1.

For Immediate Release

(This is an English translation of the Japanese original.)

RECEIVED

2008 MAY -1 P 2:45

FICE OF INTERNATIONAL CORPORATE FINANCE

April 30, 2008

Sumitomo Corporation

Susumu Kato, President and CEO

Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section

Contact: Mitsuru Iba,

Corporate Communications Dept.

Tel. +81-3-5166-3089

Notice Concerning Dividend for the Fiscal Year Ended March 31, 2008

Sumitomo Corporation hereby decided to make proposal for the year-end ordinary dividend of the fiscal year ended March 31, 2008 to the General meeting of stockholders as follows.

1. The Year-end Ordinary Dividend for the fiscal year ended March 31, 2008

	Year ended Mar. 31, 2008	Dividend Plan announced in Oct. 2007
Date of Record	Mar. 31, 2008	Mar. 31, 2008
Year-end Ordinary Dividend per Share	20 yen	19 yen
Total amount of Dividend	25 billion yen	—
Effective Date	Jun. 23, 2008	—

2. Our Basic Dividend Policy

   Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results. As consolidated financial results for the fiscal year 2007 was 238.928 billion yen, the annual dividend for the year will be 38 yen per share (the interim dividend: 18 yen per share, the year-end ordinary dividend: 20 yen per share).

(Reference)

	Annual dividend per share		
		Interim	Ordinary
Year ended Mar. 31, 2008	38 yen	18 yen	20 yen
Dividend Plan announced in Oct. 2007	37 yen	18 yen	19 yen
Year ended Mar. 31, 2007	33 yen	15 yen	18 yen

Caution Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

For immediate release

April 30, 2008

To whom it may concern:

Sumitomo Corporation
Susumu Kato, President and CEO
Code No:8053 Tokyo Stock Exchange(TSE),1st Section
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re : Personnel Changes in Corporate Auditors

The personnel change in Corporate Auditors to be proposed at the Ordinary General Meeting of Shareholders scheduled for this coming June, has been resolved, at the ordinary meeting of the Board of Directors held today, as follows.

Retirement and Newly Appointment of Corporate Auditors

(Proposed at the Ordinary General Meeting of Shareholders in June)

Retirement : Mr. Koji Tajika
Newly Appointment : Mr. Tsuguoki Fujinuma

<Reference materials>

Board of Corporate Auditors

(After the Ordinary General Meeting of Shareholders in June)

	Name
Standing Corporate Auditor	Shigemi Hiranuma
Corporate Auditor	Tetsuro Fukumoto
Corporate Auditor (outside)	Itsuo Sonobe
Corporate Auditor (outside)	Akio Harada
Corporate Auditor (outside)	Tsuguoki Fujinuma

Highlights of consolidated annual results FY2007 (Year ended March 31, 2008)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

RECEIVED
2008 MAY -1 P 2:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sumitomo Corporation

1. Consolidated Income

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Year ended March 31, 2008 (A)	Year ended March 31, 2007 (B)	increase/(decrease) amount (A)-(B)	increase/(decrease) percentage
Gross profit	**9,345**	8,577	769	9%
Other income (expenses) :				
Selling, general and administrative expenses	**(6,694)**	(6,099)	(595)	(10%)
Settlements on copper trading litigation	**-**	96	(96)	-
Provision for doubtful receivables	**(111)**	(80)	(30)	(38%)
Gain (losses) on property and equipment, net	**(101)**	(75)	(26)	(35%)
Interest expense, net of interest income	**(428)**	(371)	(58)	(16%)
Dividends	**153**	141	12	8%
Gain on marketable securities and investments, net	**949**	445	505	113%
Equity in earnings of associated companies, net	**569**	703	(134)	(19%)
Other, net	**(7)**	(17)	10	57%
Total other income (expenses)	**(5,669)**	(5,258)	(412)	(8%)
Income before income taxes and minority interests in earnings of subsidiaries	**3,676**	3,319	357	11%
Income taxes	**(1,198)**	(1,148)	(49)	(4%)
Income before minority interests in earnings of subsidiaries	**2,478**	2,171	307	14%
Minority interests in earnings of subsidiaries, net	**(89)**	(61)	(28)	(46%)
Net income	**2,389**	2,110	279	13%
Total trading transactions[*1]	**114,846**	105,283	9,563	9%
Operating income[*1]	**2,541**	2,397	144	6%
Basic profit (Calculation for reference)[*2]	**1,971**	2,029	(58)	(3%)

Summary

Gross profit

<Businesses which contributed to the increase>

- Steel service center operation
- Automobile and construction equipment businesses
- IPP* business mainly in Asia
  *Independent Power Producer
- Jupiter Shop Channel (SC Media & Commerce Inc./made it a subsidiary)
- Sales of Condominium in Tokyo metropolitan area

Selling, general and administrative expenses

- Effect of the newly consolidated subsidiaries
- Increase in personnel expenses due to the expansion of business activities at existing subsidiaries

Provision for doubtful receivables

- Increased due to expansion in automobile finance business in Asia

Loss on property and equipment, net

- Gas development project in North America

Interest expense, net of interest income

	Year ended March 31, 2008	Year ended March 31, 2007	increase/ (decrease)
Interest income	283	329	(47)
Interest expense	(711)	(700)	(11)
Total	(428)	(371)	(58)

Gain on marketable securities and investments, net

- Gain : the mergers of leasing operations, the business restructuring of Jupiter TV and other replacements of assets
- Loss : securities of Seiyu

Equity in earnings of associated companies, net

- Strong performances in copper business in Indonesia (Batu Hijau copper & gold mine project) and the Americas
- Strong performance in CATV business (Jupiter Telecommunications (J:COM))
- Hedge evaluation losses on the San Cristobal silver-zinc-lead mining project in Bolivia

Basic profit

- Includes hedge evaluation losses(22.1 billion yen) on the San Cristobal silver-zinc-lead mining project in Bolivia

Reference		Year ended March 31, 2008	Year ended March 31, 2007
Foreign exchange (Yen/US$, ave.)	(Apr.-Mar.)	113.80	116.96
Interest (%) (Yen LIBOR6M, ave.)	(Apr.-Mar.)	0.94%	0.50%
Interest (%) (US$ LIBOR6M, ave.)	(Apr.-Mar.)	4.7%	5.4%
Crude oil (US$/bbl) <North Sea Brent>	(Jan.-Dec.)	73	65

*1) Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*2) Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

2. Segment Information

Unit: 100 millions of yen (rounded to the nearest 100 million)

Sumitomo Corporation

	Gross profit			Net income			Summary (Net income)
	Year ended March 31, 2008	Year ended March 31, 2007	increase/ (decrease)	Year ended March 31, 2008	Year ended March 31, 2007	increase/ (decrease)	
Metal Products	**803**	776	26	**292**	263	29	- Strong performances in Steel service center operation and steel plates business
Transportation & Construction Systems	**1,577**	1,346	231	**416**	267	149	- Capital gain through the merger of auto leasing operation - Strong performance in automobile, construction equipment and ships businesses
Infrastructure	**410**	383	27	**189**	165	24	- IPP businesses mainly in Asia
Media, Network & Lifestyle Retail	**1,687**	1,261	426	**138**	125	13	- Jupiter Shop Channel (SC Media & Commerce Inc./made it a subsidiary) - Capital gain through the business restructuring of Jupiter TV - Loss related to securities of Seiyu
Chemical & Electronics	**460**	479	(19)	**47**	78	(31)	- Decreased earnings in Cantex(PVC pipe business in the U.S.) - Decreased earnings in Sumitronics
Mineral Resources & Energy	**480**	481	(1)	**320**	331	(11)	- Strong performances in copper business in Indonesia and the Americas - Capital gain through replacement of assets - Hedge evaluation losses on the San Cristobal silver-zinc-lead mining project in Bolivia
General Products & Real Estate	**1,220**	1,181	39	**195**	172	23	- Strong performance in condominium sales in Tokyo metropolitan area
Financial & Logistics	**318**	292	27	**51**	59	(8)	- Decreased earnings in commodity trading business
Domestic Regional Business Units and Offices	**437**	417	20	**90**	70	20	- Strong performance in metal products trading
Overseas Subsidiaries and Branches	**2,008**	2,264	(257)	**456**	432	24	- Strong performances in businesses in Europe and Asia - Decreased earnings in tubular products business in North America
Segment Total	**9,398**	8,880	519	**2,194**	1,962	232	
Corporate and Eliminations	**(53)**	(303)	250	**195**	148	48	- Capital gain through the merger of general leasing operation - Received settlement on copper trading litigation in the previous year
Consolidated	**9,345**	8,577	769	**2,389**	2,110	279	

From this fiscal year, we have changed the operating segments according to the reorganization of our Business Units on April 1st, 2007.
The operating segment information of the same period of the previous year have also been reclassified.

3. Financial Position

	As of Mar. 31, 2008	As of Mar. 31, 2007	increase/ (decrease)
Total assets	75,714	84,305	(8,591)
Total shareholders' equity	14,927	14,731	196
Shareholders' equity ratio	19.7%	17.5%	2.2pt
Interest-bearing liabilities, net	32,476	29,133	3,343
Debt-equity ratio, net (times)	2.2	2.0	0.2pt

Summary

Total assets
- Decreased since Sumitomo Mitsui Finance and Leasing, a merged company, has become an associated company
- Decreased due to deteriorating stock market and stronger yen
- Increased as a result of the newly consolidated subsidiaries such as the merged company-Sumitomo Mitsui Auto Service

Total shareholders' equity
- Increase in retained earnings
- Decreased due to deteriorating stock market and stronger yen

4. Cash Flows

	Year ended March 31, 2008	Year ended March 31, 2007
Net cash provided by operating activities	3,207	1,912
Net cash used in investing activities	(2,998)	(4,531)
Free Cash Flow	*208*	*(2,619)*
Net cash provided by financing activities	127	1,761
Effect of exchange rate changes on cash and cash equivalents, etc	(135)	6
Net increase (decrease) in cash and cash equivalents	200	(852)

5. Targets (Year ending March 31, 2009)

Unit: 100 millions of yen (rounded to the nearest 100 million)

Sumitomo Corporation

	Year ending March 31, 2009 (C)	Year ended March 31, 2008 (D)	increase/(decrease)	
			amount (C)-(D)	percentage
Gross profit	**9,900**	9,345	555	6%
Other income (expenses) :				
Selling, general and administrative expenses	**(7,000)**	(6,694)	(306)	(5%)
Interest expense, net of interest income	**(360)**	(428)	68	16%
Dividends	**150**	153	(3)	(2%)
Equity in earnings of associated companies, net	**840**	569	271	48%
Other, net	**220**	731	(511)	(70%)
Total other income (expenses)	**(6,150)**	(5,669)	(481)	(8%)
Income before income taxes and minority interests in earnings of subsidiaries	**3,750**	3,676	74	2%
Income taxes	**(1,200)**	(1,198)	(2)	0%
Income before minority interests in earnings of subsidiaries	**2,550**	2,478	72	3%
Minority interests in earnings of subsidiaries	**(120)**	(89)	(31)	(35%)
Net income	**2,430**	2,389	41	2%
Total trading transactions	**120,000**	114,846	5,154	4%
Basic profit (Calculation for reference)*	**2,427**	1,971	456	23%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

Summary

Gross profit

- Increase due to merger of auto leasing operation
- Contribution due to consolidation of Jupiter Shop Channel (SC Media & Commerce Inc.) full-year
- Strong performance of coal mining operation in Australia due to price increase of hard coking coal

Interest expense, net of interest income

- Decrease of interest expense mainly due to decline of interest rates in US$

Equity in earnings of associated companies, net

- Improvement of hedge evaluation loss in San Cristobal silver-zinc-lead mining project in Bolivia
- Strong performance in Jupiter Telecommunications(J:COM) and general leasing operation

Other, net

- Capital gain through replacement of assets
- Capital gain due to the merger of leasing operations in the previous year

<Assumptions for annual average>

	FY2008	FY2007 (Results)
Foreign exchange (Yen/US$) (Apr.-Mar.)	105	113.80
Crude oil <North Sea Brent> (US$/bbl) (Jan.-Dec.)	90	73
Hard coking coal (US$/MT)*	285～300	85～98
Copper (US ¢/lb)	325	323
Interest LIBOR 6M (Yen) (Apr.-Mar.)	1.00%	0.94%
Interest LIBOR 6M (US$) (Apr.-Mar.)	3.0%	4.7%

*Market price

<Sensitivity of the net income to the fluctuations of FOREX>
Depreciation of 1 yen per US$ will increase net income about 0.7 billion yen

6. Notification of dividend

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results. The annual dividend for fiscal year 2007 will be 38 yen per share (the interim dividend: 18 yen per share, the year-end ordinary dividend: 20 yen per share), which was 33 yen per share in the previous year. Based on our new target of consolidated net income of 243 billion yen, the annual dividend is planned to be 38 yen per share (the interim dividend will be 19 yen per share and the year-end ordinary dividend will be 19 yen per share).

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

<Reference information>

April 30, 2008

Sumitomo Corporation

Number of subsidiaries and associated companies

Unit: Number of companies

	As of Mar. 31, 2008			increase/(decrease) from Mar. 31, 2007		
	Profit	Loss	Total	Profit	Loss	Total
Japan	197	40	237	(34)	3	(31)
Overseas	525	71	596	(27)	(7)	(34)
Total	722	111	833	(61)	(4)	(65)
(Profit-making company ratio)			87%			0pt

Equity in earnings of subsidiaries and associated companies

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Apr.1, 2007-Mar.31, 2008			increase/(decrease) from the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Japan	785	(70)	715	38	(57)	(19)
Overseas	1,401	(390)	1,011	251	(222)	28
Total	2,186	(461)	1,726	288	(279)	9

Equity in earnings of subsidiaries and associated companies by Segment

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Apr.1, 2007-Mar.31, 2008			increase/(decrease) from the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Metal Products	168	(12)	156	27	2	29
Transportation & Construction Systems	362	(26)	336	60	8	69
Infrastructure	191	(18)	172	34	(10)	23
Media, Network & Lifestyle Retail	233	(29)	204	17	(18)	(1)
Chemical & Electronics	66	(9)	57	(10)	(3)	(13)
Mineral Resources & Energy	345	(331)	14	96	(271)	(175)
General Products & Real Estate	113	(21)	92	2	5	7
Financial & Logistics	67	(4)	63	7	1	8
Domestic Regional Business Units and Offices	57	(6)	51	3	8	11
Overseas Subsidiaries and Branches	475	(1)	474	46	0	45
Other	110	(2)	107	8	(2)	7
Total	2,186	(461)	1,726	288	(279)	9

END